

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 13, 2017

Janet Nova
Executive Vice President & Deputy General Counsel
21st Century Fox America, Inc.
1211 Avenue of the Americas
New York, NY 10036

> **Re: 21st Century Fox America, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 9, 2017**
> **File No. 333-215972**

Dear Ms. Nova:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications